Exhibit 99.1

MF INTERNATIONAL LIMITED

(incorporated in the British Virgin Islands with limited liability)

(NASDAQ: MFI)

NOTICE OF 2025 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2025 annual general meeting (the “Meeting”) of mF International Limited. (the “Company”) will be held on May 30, 2025, at 3 p.m., Hong Kong Time, at Unit 1801, Fortis Tower, 77-79 Gloucester Road, Wan Chai, Hong Kong, for the following purposes:

1.	To confirm, ratify and approve, as a resolution of shareholders, the re-appointment of Yu Certified Public Accountant, P.C as the Company’s independent registered public accounting firm for the year ending December 31, 2025;

2.	To approve, as a resolution of shareholders, the re-appointment of Mr. Tai Wai (Stephen) Lam as a director of the Company, to hold office until the next annual general meeting;

3.	To approve, as a resolution of shareholders, the re-appointment of Mr. Chi Weng Tam as a director of the Company, to hold office until the next annual general meeting;

4.	To approve, as a resolution of shareholders, the re-appointment of Mr. Sum (Philip) Cheng as a director of the Company, to hold office until the next annual general meeting;

5.	To approve, as a resolution of shareholders, the re-appointment of Ms. Lai Sum (Christina) Liu as a director of the Company to hold office until the next annual general meeting;

6.	To approve, as a resolution of shareholders, the re-appointment of Mr. Cheuk Ho Chan as a director of the Company, to hold office until the next annual general meeting; and

7.

To approve, as a resolution of shareholders, that each of the issued and outstanding 4,204,775 Class A ordinary shares of no par value, each with 1 vote per share (the “Class A Ordinary Shares”), and 9,046,892 Class B ordinary shares of no par value, each with 20 votes per share (the “Class B Ordinary Shares”), be consolidated on a 8:1 basis.

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on May 7, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of the Class A Ordinary Shares and the Class B Ordinary Shares on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The notice of the Meeting, this proxy statement, and the proxy card will be sent to shareholders on or about May 8, 2025.

By Order of the Board of Directors,

/s/ Chi Weng Tam
Chi Weng Tam
Chief Executive Officer and Executive Director

Hong Kong

May 8, 2025

MF INTERNATIONAL LIMITED

2025 ANNUAL GENERAL MEETING

May 30, 2025

3 p.m., Hong Kong Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of mF International Limited (the “Company”) is soliciting proxies for the 2025 annual general meeting (the “Meeting”) of the Company to be held on May 30, 2025, at 3 p.m., Hong Kong Time, at Unit 1801, Fortis Tower, 77-79 Gloucester Road, Wan Chai, Hong Kong or any adjournment thereof.

Only holders of the Class A ordinary shares of the Company (the “Class A Ordinary Shares”) and the Class B ordinary shares of the Company (the “Class B Ordinary Shares”) of record at the close of business on May 7, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present, in person or by proxy or (in the case of a shareholder being a corporate entity) by a duly authorized representative, representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Class B Ordinary Shares shall be entitled to 20 votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions of shareholders will be proposed as follows:

1.	To confirm, ratify and approve, as a resolution of shareholders, the re-appointment of Yu Certified Public Accountant, P.C as the Company’s independent registered public accounting firm for the year ending December 31, 2025;

2.	To approve, as a resolution of shareholders, the re-appointment of Mr. Tai Wai (Stephen) Lam as a director of the Company, to hold office until the next annual general meeting;

3.	To approve, as a resolution of shareholders, the re-appointment of Mr. Chi Weng Tam as a director of the Company, to hold office until the next annual general meeting;

4.	To approve, as a resolution of shareholders, the re-appointment of Mr. Chi Weng Tam as a director of the Company, to hold office until the next annual general meeting;

5.	To approve, as a resolution of shareholders, the re-appointment of Ms. Lai Sum (Christina) Liu as a director of the Company, to hold office until the next annual general meeting;

6.	To approve, as a resolution of shareholders, the re-appointment of Mr. Cheuk Ho Chan as a director of the Company, to hold office until the next annual general meeting; and

7.	To approve, as a resolution of shareholders, that each of the issued and outstanding 4,204,775 Class A Ordinary Shares and 9,046,892 Class B Ordinary Shares be consolidated on a 8:1 basis.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–7.

QUORUM AND VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

The quorum for the Meeting is not less than 50 percent of the votes of the issued and outstanding ordinary shares of the Company entitled to vote at the Meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy.

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

Each proposal/resolution shall be put to the vote of the Meeting and decided on a poll.

The holder of an ordinary share shall have one vote for every ordinary share of which they are the holder.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

ANNUAL REPORT TO SHAREHOLDERS

The annual report for the year ended December 31, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. If you want to receive a paper or email copy of the Company’s 2024 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@m-finance.net.

PROPOSAL NO. 1

THE RATIFICATION

OF

THE RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee recommends, and the Board of Directors concurs, that Yu Certified Public Accountant, P.C be re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

In the event that our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the appointment is ratified, our audit committee, in its discretion, may recommend the appointment of a different independent auditing firm at any time during the year, if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

RESOLVED, as a resolution of shareholders, that the re-appointment of Yu Certified Public Accountant, P.C as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 be confirmed, ratified and approved.

Vote Required for Approval

The approval of Proposal No. 1 requires a resolution of shareholders under British Virgin Islands law, being the affirmative vote of a majority of in excess of 50 percent of the votes of the ordinary shares entitled to vote thereon which were present at the Meeting and were voted.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The Ratification of the Re-appointment of Independent Registered Public Accounting Firm will become effective upon approval of our shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR

THE RATIFICATION OF THE RE-APPOINTMENT

OF

YU CERTIFIED PUBLIC ACCOUNTANT, P.C AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025.

PROPOSAL NO. 2 THROUGH PROPOSAL NO. 6

RE-APPOINTMENT OF CURRENT DIRECTORS

The Board of Directors currently consists of five members. All of the current directors named below will seek re-appointment at the Meeting.

Each director to be re-appointed will hold office until the next annual general meeting or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-APPOINTMENT

Mr. Tai Wai (Stephen) Lam is the co-founder, chairman, and executive director of our Company. He joined m-FINANCE Limited, one of our operating subsidiaries in Hong Kong (“m-FINANCE”), in 2003 as Chief Technology Officer and is currently serving as the Managing Director of m-FINANCE. He has over 30 years of experience in Information Technology and business management, covering fields of software development, business consulting, financial technology, and e-commerce. Prior to joining m-FINANCE, Mr. Lam was the Senior Information Technology Manager of the Hong Kong SAR Government and had led several e-Government projects. Mr. Lam used to hold senior positions in commercial firms, including Senior Consultant of World-wide Professional Services in Canada of Netscape Communications Corporation, Senior Consultant Manager of SINA.com, Technical Director of 36.com Holdings Limited (previously a listed company on the Hong Kong Stock Exchange). Mr. Lam obtained a Master of Business Administration from the University of Western Sydney, Australia in 2003 and a Bachelor of Science degree in Computational Science and Management Studies from the University of Leeds, United Kingdom in 1989.

Mr. Chi Weng Tam is the co-founder, executive director, and Chief Executive Officer of our Company. He is an accomplished executive with over 25 years of experience in the IT and finance industries. In his role, Mr. Tam is responsible for overseeing the day-to-day management of our operating subsidiaries, including business operations, business development, sales and marketing, strategic planning, policy settings, as well as supervising human resources and administrative functions. He joined m-FINANCE in November 2011 as Chief Operating Officer and later assumed the role of Chief Executive Officer in August 2015. In December 2015, he was appointed as an executive director of the operating subsidiaries. Prior to joining our operating subsidiaries, Mr. Tam held senior management positions in various other companies. At VanceInfo Technologies Limited, an IT service provider listed on the New York Stock Exchange, he served as a Director of Major Accounts, delivering IT consulting, enterprise solutions, and outsourcing services to numerous leading Fortune 500 companies. He also held the position of Team Leader of Business Development at Arkadin, a French company specializing in customized collaboration solutions for multinational companies across Europe, the United States, and the Asia Pacific region. Additionally, Mr. Tam served as the General Manager at GlobalTec Hong Kong Limited, where he marketed trending analysis software to individuals and financial institutions. Prior to that, he worked as a Director of Web Business at Finet Holdings Limited, a service provider listed on the Hong Kong Stock Exchange, focusing on providing financial information services and technology solutions to corporate clients and individual investors. At UNiSOFT, an IT training service provider in Hong Kong, Mr. Tam held the positions of Executive Director and Marketing Director, delivering IT certification training services to both corporate clients and individuals. Mr. Tam obtained a degree of Bachelor of Business Administration (Honours) from Lingnan University, Hong Kong in 1997.

Mr. Sum (Philip) Cheng has been our independent director since March 29, 2024. Mr. Cheng is a senior partner of Cheng, Yeung & Co. Certified Public Accountants (Practising). Before joining Cheng, Yeung & Co. Certified Public Accountants (Practising) in March 2006, Mr. Cheng was a managing director of Lam, Kwok, Kwan & Cheng CPA Limited. Mr. Cheng is a Member of The Hong Kong Institute of Certified Public Accountants, The Institute of Chartered Accountants in England and Wales, The Chartered Global Management Accountants, The Chartered Institute of Management Accountants, The Association of Chartered Certified Accountants and The Association of International Accountants. Mr. Cheng has over 35 years’ experience in assurance and financial advisory services. He has extensive experience in the auditing of private companies in different business sectors, including information technology, manufacturing, real estate, transportation, health care, food and beverage, and retail. Mr. Cheng specializes in Business Assurance, Financial Management, Financial Reporting, and Business Management Consultancy. He has been a Chartered Tax Adviser since 1998. He has extensive knowledge in Hong Kong Tax and has practical experience in handling Field Audits, Tax Investigations, and Tax Appeal Cases for over 30 years. Mr. Cheng qualified in 1996, and obtained his Master’s Degree in Professional Accounting from The Hong Kong Polytechnic University in 2000.

Ms. Lai Sum (Christina) Liu has been our independent director since March 29, 2024. Ms. Liu has been working in the financial industry in Hong Kong for over 40 years, covering securities, futures, gold, foreign exchange, funds and financing etc. Ms. Liu has been the Responsible Officer for Type 1 (Dealing in securities), Type 2 (Dealing in futures contracts), Type 4 (Advising on securities), Type 5 (Advising on futures contracts) and Type 9 (Asset management) regulated activities and she has enriched working experience in several well-known financial institutions including Wocom Securities Limited (a subsidiary of Wing On Company International Ltd), SBI China Capital Securities Limited, RHB Securities Hong Kong Limited (“RHB”), Yuanta Asia Investment (Hong Kong) Limited (formerly known as Polaris Securities (Hong Kong) Ltd), South China Securities Limited and Huajin Securities (International) Limited. During Ms. Liu’s tenure with RHB, RHB ranked No. 1 in Hong Kong Hang Seng Index in terms of the trading volume for the futures. Ms. Liu has also successfully introduced a private enterprise company to be listed in Hong Kong when she served as the Business Development Director in South China Securities Limited. She then served as Vice President in a licensed financial company established by Huafa Group, which is directly controlled under the Zhuhai People’s Government, China. Ms. Liu obtained the Hong Kong General Certificate of Education in 1975.

Mr. Cheuk Ho Chan has been our independent director since March 29, 2024. He obtained a bachelor’s degree in business administration from the Chinese University of Hong Kong in 1989 and a master’s degree in business administration from the University of Manchester in 2003. Mr. Chan has been a fellow member of the Hong Kong Institute of Certified Public Accountants since 2003. In the past twenty years, Mr. Chan has been the finance director, financial controller, and company secretary of several companies listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “HK Stock Exchange”). He is currently an independent non-executive director of Eagle Nice (International) Holdings Limited, the issued shares of which are listed on the Main Board of the HK Stock Exchange (stock code: 2368) since November 2002, an independent non-executive director of EPS Creative Health Technology Group Limited, the issued shares of which are listed on the Main Board of the HK Stock Exchange (stock code: 3860) since July 2021, an independent non-executive director of Winshine Science Company Limited the issued shares of which are listed on the Main Board of the HK Stock Exchange (stock code: 209) since June 2023 and an independent non-executive director of Gudou Holdings Limited the issued shares of which are listed on the Gem Board of the HK Stock Exchange (stock code: 8308) since Dec 2023, respectively. He was the chief financial officer and financial controller in different corporations for over twenty years, most of which corporations are listed with the HK Stock Exchange, such as Pine Technology Holdings Limited (stock code:1079), North Asia Resources Holdings Limited (stock code: 61), China Best Group Holding Limited (stock code: 370), China Golden Development Holdings Limited (stock code: 162) and Surge Recreation Holdings Limited (stock code: 703). He was previously an executive director of Pine Technology from June 2017 to May 2022 and Wai Chun Bio-technology Limited (“Wai Chun Bio-technology”), the issued shares of which are listed on the Main Board of the HK Stock Exchange (stock code: 660) from July 2022 to March 2023, respectively. He was previously also an independent non-executive director of Wai Chun Bio-technology Limited from November 2020 to July 2022 and an independent non-executive director of Wai Chun Group Holdings Limited, the issued shares of which are listed on the Main Board of the HK Stock Exchange (stock code:1013) from March 2022 to July 2022, respectively.

Resolution to be Voted Upon

The full text of the resolutions to be proposed are as follows:

RESOLVED, as a resolution of shareholders, that Mr. Tai Wai (Stephen) Lam be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, as a resolution of shareholders, that Mr. Chi Weng Tam be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, as a resolution of shareholders, that Mr. Sum (Philip) Cheng be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, as a resolution of shareholders, that Ms. Lai Sum (Christina) Liu be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, as a resolution of shareholders, that Mr. Cheuk Ho Chan be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

Vote Required for Approval

The approval of each of Proposals No. 2 to 6 requires a resolution of shareholders under British Virgin Islands law, being the affirmative vote of a majority of in excess of 50 percent of the votes of the ordinary shares entitled to vote thereon which were present at the Meeting and were voted.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The Re-Appointment of Current Directors will become effective upon approval of our shareholders.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-APPOINTMENT OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE.

PROPOSAL NO. 7

THE SHARE CONSOLIDATION

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company’s issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares, at a ratio of 8-for-1 (the “Share Consolidation”), to take effect upon shareholder approval.

The Share Consolidation will be implemented simultaneously for all issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below under the subheading “Fractional Shares”).

Purpose of the Share Consolidation

The Class A Ordinary Shares are currently listed on Nasdaq under the symbol “MFI.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Based on the closing bid price of the Class A Ordinary Shares for the 30 consecutive business days from June 18, 2024, to July 31, 2024, the Company no longer met the Minimum Bid Price Rule. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided an initial 180 calendar days, or until January 28, 2025, to regain compliance with the Minimum Bid Price Rule and has been further granted an additional 180 calendar days, or until July 28, 2025, to regain compliance after it failed to do so during the initial 180 calendar days.

In the event the Class A Ordinary Shares are no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Class A Ordinary Shares would likely have a negative impact on the liquidity and market price of the Class A Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of delisting from Nasdaq and believes that delisting could, among other things, adversely affect the trading price, liquidity and marketability of the Class A Ordinary Shares. This could reduce the ability of holders of the Class A Ordinary Shares to purchase or sell the Class A Ordinary Shares as quickly and as inexpensively as they have done historically.

Delisting could also adversely affect the Company’s relationships with customers, who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Class A Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A Ordinary Shares, which may cause the market price of the Class A Ordinary Shares to decline.

Registration and Trading of the Class A Ordinary Shares

The Share Consolidation will not affect the registration of the Class A Ordinary Shares or the Company’s obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission. When the Share Consolidation is implemented, the Class A Ordinary Shares will begin trading on a post-consolidation basis on the effective date that the Company announces such implementation by press release. In connection with the Share Consolidation, the CUSIP number of the Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify the Class A Ordinary Shares) will change.

Fractional Shares

No fractional shares will be issued in connection with the Share Consolidation. Instead, record holders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the Share Consolidation ratio will automatically be entitled to receive an additional fraction of one share of the relevant class to round up to the next whole share. For those beneficial holders who hold shares through a brokerage firm, the Company intends to round up fractional shares at the participant level. Cash will not be paid for fractional shares.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding ordinary shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by the Company’s shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective date. New certificates will not be mailed to shareholders.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

RESOLVED, AS A RESOLUTION OF SHAREHOLDERS, that each of the issued and outstanding 4,204,775 Class A Ordinary Shares and 9,046,892 Class B Ordinary Shares be consolidated on a 8:1 basis.

Vote Required for Approval

The approval of Proposal No. 7 requires a resolution of shareholders under British Virgin Islands law, being the affirmative vote of a majority of in excess of 50 percent of the votes of the ordinary shares entitled to vote thereon which were present at the Meeting and were voted.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The Share Consolidation will become effective upon approval of our shareholders.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE SHARE CONSOLIDATION

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

May 8, 2025	/s/ Chi Weng Tam
Chi Weng Tam
Chief Executive Officer and Executive Director